November 12, 2015	Heath D. Linsky 404-504-7691 hdl@mmmlaw.com www.mmmlaw.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jennifer Gowetski

Re:	Steadfast Apartment REIT III, Inc.

Draft Registration Statement on Form S-11

Submitted August 27, 2015

CIK No. 0001651286

Dear Ms. Gowetski:

On behalf of Steadfast Apartment REIT III, Inc., a Maryland corporation (the “Company”), please find transmitted herewith for public filing the Company’s Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on November 12, 2015 (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Registration Statement is being filed, in part, in response to comments of the Commission’s staff (the “Staff”) set forth in the Staff’s letter dated September 22, 2015. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff’s letter. References to page numbers (other than in headings taken from the Staff’s letter) are to pages of the Company’s prospectus (the “Prospectus”) as included in the Registration Statement.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

General

1.	Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5. Please also confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

MORRIS, MANNING & MARTIN, LLP

Jennifer Gowetski

Securities and Exchange Commission

November 12, 2015

Response: The Company hereby undertakes to provide the Staff with all sales materials to be transmitted to prospective investors, including material that will be used only by broker-dealers as required by Item 19.B of Industry Guide 5, when such materials are available. The Company acknowledges that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Further, the Company confirms that it will continue to provide the Staff with such material prior to use for the duration of this offering.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company hereby undertakes to submit to the Staff copies of all written communications, as defined in Rule 405 of the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, the Company hereby undertakes to submit to the Staff any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering. The Company does not intend to utilize any written communications as described above in connection with its offering, nor does it expect that any research reports about the Company will be published or distributed.

3.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: The Company hereby undertakes to supplementally provide the Staff with copies of any graphics, maps, photographs and related captions or other artwork, including logos, that it intends to use in the Prospectus. The Company further undertakes to submit these and any additional examples of such materials, if any, to the Staff for review prior to using them in any preliminary Prospectus. The Company does not currently intend to use any graphics, maps,

MORRIS, MANNING & MARTIN, LLP

Jennifer Gowetski

Securities and Exchange Commission

November 12, 2015

photographs or other artwork in the Prospectus, but does intend to use a company logo, which was included on the Prospectus cover page in the Company’s draft registration statement submitted to the Commission on August 27, 2015.

4.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response: In accordance with the Staff’s comment, the Company reviewed all elements of its share repurchase program in determining that the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007. To the extent the Company has questions as to whether the program is consistent with the class exemption, the Company understands that it should contact the Division of Trading and Markets.

5.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions at 202-551-3440.

Response: In accordance with the Staff’s comment, the Company reviewed the applicability of the tender offer rules, including Rule 13e-4, Regulation 14E and relevant no-action letters previously issued by the Division of Corporation Finance, to its share repurchase program in determining that the plan is consistent with relief granted by the Division of Corporation Finance in prior no-action letters. To the extent the Company has questions as to whether the program is consistent with the relief previously granted by the Division of Corporation Finance, the Company understands that it should contact the Division’s Office of Mergers and Acquisitions.

MORRIS, MANNING & MARTIN, LLP

Jennifer Gowetski

Securities and Exchange Commission

November 12, 2015

6.	Please clarify whether any third party data included in the registration statement was prepared for or commissioned by the registrant or its affiliates. Please specifically address the information provided by Axiometrics as we note that you have included a consent from such party in your Exhibit Index. Refer to Securities Act Sections Compliance and Disclosure Interpretation 141.02 and Item 509 of Regulation S-K.

Response: The Company entered into an arrangement with Axiometrics, Inc. (“Axiometrics”) pursuant to which the Company paid a fee to Axiometrics to use certain statements and graphic presentations (i.e., charts and graphs) in the “Multifamily Property Market Overview” section of the Prospectus. The statements and graphic presentations were prepared by Axiometrics based on market research previously prepared by Axiometrics in the course of its business as an independent provider of multifamily data and research. In accordance with Rule 436 of the Securities Act, the Company filed as Exhibit 23.4 to the Registration Statement a consent of Axiometrics in which Axiometrics expressly consents to the references to Axiometrics in the Registration Statement and the use in the Registration Statement of the statements and graphic presentations provided by Axiometrics.

Prospectus Cover Page

7.	Please confirm that your cover page will not exceed one page. To that end, we note the initial paragraph contains descriptions of your intended investments which may be more appropriate in the summary. Refer to Item 501 of Regulation S-K.

Response: The Company revised the cover page of the Prospectus in response to the Staff’s comment so that it does not exceed one page in length as required by Item 501(b) of Regulation S-K.

8.	We note that your sponsor, its affiliates, your directors and officers, and the officers and employees of your advisor and its affiliates may purchase shares in the offering (including through your friends and family program), and that such purchases will count toward meeting the minimum offering requirement. Please revise to clarify if such persons may purchase in order to meet the minimum offering threshold, and if so, disclose the maximum amount of the possible purchases and that any such purchases will be for investment and not resale. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

Response: The Company respectfully notes the Prospectus discloses that shares purchased by the Company’s sponsor and its affiliates, and the Company’s directors and officers will count toward meeting the minimum offering requirement. For example, the Company directs the Staff to the following disclosure on page x of the Prospectus under the section titled “Q: What happens if you do not raise a minimum of $2,000,000 in this offering?”

MORRIS, MANNING & MARTIN, LLP

Jennifer Gowetski

Securities and Exchange Commission

November 12, 2015

“We will not sell any shares of our common stock unless we sell a minimum of $2,000,000 in shares by             , 2016. Purchases of shares by our sponsor and its affiliates and our directors and officers will count toward meeting this minimum offering requirement.”

In addition, the Company directs the Staff to the section titled “Plan of Distribution – Other Discounts” beginning on page 181 of the Prospectus. This section describes: (i) that the “friends and family” program will be used to sell shares of the Company’s common stock to certain investors identified by the Company, including “…our directors and officers and the officers and employees of our advisor and its affiliates;” and (ii) the Company will not sell more than 2.5%, or $25,000,000 assuming a maximum offering, of the shares of the Company’s common stock offered in the primary offering to persons to be identified as part of the “friends and family” program. The Company added disclosure to page 181 of the Prospectus explaining that shares of the Company’s common stock purchased pursuant to the Company’s “friends and family” program count toward meeting the minimum offering requirement, and that such shares are purchased for investment purposes only, and not for resale.

Questions and Answers About This Offering, page vi

Why are you offering two classes of your common stock…, page vii

9.	Please revise to state how long a holder of a Class T share should expect to pay the distribution and shareholder servicing fee and the aggregate amount that a Class T holder should expect to pay before reaching the 10% cap.

Response: The Company revised footnote (1) to the section captioned “Q: Why are you offering two classes of your common stock, and what are the similarities and differences between the classes?” on page viii of the Prospectus in response to the Staff’s comment.

10.	We note your disclosure on page viii that, in the event of any voluntary or involuntary liquidation, dissolution or winding up, or any liquidating distribution of your assets, then such assets, or the proceeds therefrom, will be distributed between the holders of Class A shares and Class T shares ratably in proportion to the respective estimated value per share for each class until the estimated value per share for each class has been paid. Please revise to clarify, if true, that the estimated value per share or NAV will be determined as a whole for both Class A and Class T based on the aggregate assets and then any differences in the estimated value per share or NAV attributable to each class will be determined.

MORRIS, MANNING & MARTIN, LLP

Jennifer Gowetski

Securities and Exchange Commission

November 12, 2015

Response: At the time the Company determines an estimated value per share, the Company expects it will calculate the estimated value of the Company as a whole by subtracting total liabilities from total assets and making any adjustments to Class A and Class T shares, as necessary. The Company included disclosure in the section captioned “Q: Why are you offering two classes of your common stock, and what are the similarities and differences between the classes?” beginning on page viii of the Prospectus, in response to the Staff’s comment, indicating that the estimated value is expected to be calculated on a company basis with any adjustments made to Class A and Class T shares, as necessary.

11.	We note your disclosure on page 45 that you may request a private letter ruling from the IRS with respect to any differences in dividends distributed to the Class A shares as compared to the Class T shares. Please revise to update as applicable. To the extent you have not requested a private letter ruling prior to effectiveness, please revise to so state.

Response: The Company revised the risk factor captioned “If we were considered to actually or constructively pay a “preferential dividend” to certain of our stockholders, our status as a REIT could be adversely affected” on page 46 of the Prospectus in response to the Staff’s comment.

Prospectus Summary

Investment Strategy, page 1

12.	We note your disclosure that you expect a majority of your portfolio will consist of “established, well-positioned, institutional-quality apartment communities with existing high occupancies and consistent rental revenue, intended to provide a potential source of stable income to investors.” We further note your disclosure stating that, with respect to approximately 50-70% of your portfolio, you intend to execute a “value-enhancement” strategy whereby you “will acquire under-managed assets in high-demand neighborhoods, invest additional capital, and reposition the properties to increase both average rental rates and resale value.” Please revise to reconcile your disclosure or advise.

Response: The Company revised the disclosure in the section captioned “Prospectus Summary – Investment Strategy” beginning on page 1 of the Prospectus in response to the Staff’s comment.

Our Sponsor, page 5

13.

We note Crossroads Capital Multifamily, LLC, is a member of your sponsor and that its affiliate, Crossroads Capital Advisors, LLC, will provide certain specified services to you on behalf of your advisor. Please revise to identify the natural

MORRIS, MANNING & MARTIN, LLP

Jennifer Gowetski

Securities and Exchange Commission

November 12, 2015

persons that control Crossroads Capital Multifamily, LLC, and Crossroads Capital Advisors, LLC, and more specifically describe the roles of your advisor and Crossroads Capital Advisors, LLC, in providing your day-to-day management.

Response: James A. Shepherdson and Gregory P. Brakovich are the Managers of, and control, Crossroads Capital Group, LLC. Crossroads Capital Group, LLC is the parent of Crossroads Capital Multifamily, LLC and Crossroads Capital Advisors, LLC.

The Company respectfully directs the Staff to page 8 of the Prospectus in the section captioned “Prospectus Summary – Crossroads Advisors” for a description of the services Crossroads Capital Advisors, LLC will provide. In addition, the Company directs the Staff to the “Management – The Advisory Agreement” section beginning on page 97 of the Prospectus for a description of the services the Company’s advisor will provide.

Compensation to Our Advisor and Its Affiliates, page 10

14.	We note that you have estimated a maximum acquisition fee payable to your advisor of $8,985,149 (assuming no leverage), representing 1% of the cost of the investments. Please advise us how you estimated this number, which appears to exceed 1% of the net offering proceeds calculated under “Estimated Use of Proceeds” with respect to the maximum primary offering.

Response: The Company revised the Prospectus to reflect that the acquisition fee increased from 1% to 2%. The Company respectfully notes that, as disclosed on page 11 of the Prospectus, the acquisition fee shall be calculated including acquisition expenses. As such, the $17,892,157 maximum acquisition fee (assuming no leverage) in the Management Compensation table on page 11 of the Prospectus is calculated as follows (amounts are from the Maximum Primary Offering column in the “Estimated Use of Proceeds” table on page 51 of the Prospectus):

Estimated Amount Invested in Targeted Investments:	$883,563,302

Plus: Acquisition Expenses	$11,044,541

Total Cost of Investments:	$894,607,843

Multiplied by: 2% Acquisition Fee	2%

Acquisition Fee:	$17,892,157

MORRIS, MANNING & MARTIN, LLP

Jennifer Gowetski

Securities and Exchange Commission

November 12, 2015

Risk Factors, page 22

15.	We note that, upon termination or non-renewal of the advisory agreement with or without cause, your advisor will be entitled to receive a subordinated distribution. Please include risk factor disclosure, including a summary risk factor, specifically addressing the fees payable upon termination, or advise us why you do not believe this disclosure is material to stockholders.

Response: The Company included the following bulleted risk factor on page 5 of the Prospectus in the section titled “Prospectus Summary—Summary Risk Factors”:

•	We may be obligated to pay our advisor a subordinated distribution upon termination or non-renewal of the advisory agreement, which may be substantial and therefore may discourage us from terminating the advisor.

In addition, the Company revised the second full risk factor on page 34 of the Prospectus titled “Our advisor and its affiliates, including our officers and our affiliated directors, will face conflicts of interest caused by compensation arrangements with us, which could result in actions that are not in the best interests of our stockholders” to include risk disclosure relating to the subordinated distribution upon termination or non-renewal of the advisory agreement.

There is no public trading market for shares of our common stock and we are not required to effectuate a liquidity event by a certain date.…, page 22

16.	Please revise this risk factor and the risk factor on page 27 under the heading “Because our charter does not require our listing or liquidation by a specified date, you should be prepared to hold your shares for an indefinite period of time” to clarify, if true, that you are not required to provide a liquidity event at all.

Response: The Company revised the referenced risk factor on page 28 of the Prospectus in response to the Staff’s comment. The revised risk factor is reprinted below for the Staff’s convenience.

“Because our charter does not require our listing or liquidation by a specified date or at all, you should be prepared to hold your shares for an indefinite period of time.”

The amount of distributions we make is uncertain.…, page 23

17.	Please revise this risk factor to specifically address the dilution to new investors caused by distributions made to shareholders that are in excess of REIT taxable income.

MORRIS, MANNING & MARTIN, LLP

Jennifer Gowetski

Securities and Exchange Commission

November 12, 2015

Response: The Company revised the risk factor captioned “The amount of distributions we make is uncertain. If we pay distributions from sources other than our cash flow from operations, we will have fewer funds available for investments and your overall return may be reduced” on page 24 of the Prospectus in response to the Staff’s comment.

Estimated Use of Proceeds, page 49

18.	Please revise your table to also reflect the estimated use of proceeds if the minimum amount of shares of common stock in the primary offering is sold or advise. Refer to Instruction 1 to Item 504 of Regulation S-K and 3.B of Industry Guide 5.

Response: The Company revised the “Estimated Use of Proceeds” table on page 51 of the Prospectus in response to the Staff’s comment.

19.	We note that this table includes an estimated organization and offering cost of 1.5% of the primary offering size if you sell the maximum number of shares in the primary offering. However, we note that your disclosure on page 27 under the heading “Risk Factors—The percentage of our organizational and offering costs as a percentage of gross offering proceeds may be higher if we raise less than the maximum offering amount in the primary offering” states that you estimate that your organization and offering costs will be approximately 1.7% of gross offering proceeds if you raise the maximum of $1,000,000,000 in the primary offering. Please reconcile these disclosures or advise us why no reconciliation is necessary.

Response: The Company updated the estimated organization and offering costs to be 1.0% of gross offering proceeds if the maximum primary offering of $1,000,000,000 is raised. The Company revised the section captioned “Prospectus Summary—Compensation to Our Advisor and Its Affiliates” beginning on page 10 of the Prospectus and the “Estimated Use of Proceeds” table on page 51 of the Prospectus to consistently disclose that the estimated organization and offering cost will be 1.0% and that organization and offering expenses may exceed such estimate.

Conflicts of Interest

Allocation of Investment Opportunities, page 111

20.	Please revise your disclosure to clarify whether you, your advisor, or your sponsor have adopted specific procedures governing the allocation of investment opportunities amongst you and the other investment programs affiliated with your sponsor and describe such procedures, as applicable. If the allocation of investment opportunities is purely at the discretion of your advisor, your sponsor, and the real estate professionals employed thereby, please so state.

MORRIS, MANNING & MARTIN, LLP

Jennifer Gowetski

Securities and Exchange Commission

November 12, 2015

Response: Steadfast Companies, which is the group of companies affiliated with the Company’s advisor and sponsor (“Steadfast”), does not engage, and does not intend to engage, in investment strategies that are similar to the investment programs, including the Company’s, that it sponsors and/or advises. Nevertheless, Steadfast maintains a “first right of refusal” policy in favor of its investment programs in the unlikely event that it were to pursue an investment opportunity that could be appropriate for any of its sponsored or advised investment programs.

In addition, while Steadfast does not believe that the Company would acquire assets at the same time as any of its other investment programs, including Steadfast Apartment REIT, Inc. (“STAR”), in the event of a possible conflict between the Company and STAR for investment opportunities, the Company’s advisor would use the following criteria to dictate which of the two programs would receive the investment opportunity that is within the investment criteria of each program:

1)	Availability of capital;

2)	Geographic location;

3)	Price of the property and capitalization rate; and

4)	Timing of close.

If it becomes necessary, Steadfast will seek to obtain approval of the board of directors of the Company and Steadfast that delineates a specific policy for allocating opportunities that cannot be resolved by the above criteria.

Prior Performance Summary, page 114

21.	Please revise your disclosure in this section to address the following: the approximate number of STAR stockholders; the aggregate cost of properties purchased by each of SIR and STAR; and the percentage (based on purchase prices) of new, used, or construction properties or advise. Refer to Section 8(A) of Guide 5.

Response: The Company revised the section captioned “Prior Performance Summary” beginning on page 117 of the Prospectus in response to the Staff’s comment.

Prior Performance Tables, page A-1

22.	With respect to each Table III and the source of distributions, please revise to separately quantify, as applicable, the source of distributions from (i) operations, (ii) the sale of properties, (iii) financing and (iv) offering proceeds. To the extent distributions are sourced from a “return of capital,” please clarify, if true, distributions are sourced from offering proceeds or advise.

MORRIS, MANNING & MARTIN, LLP

Jennifer Gowetski

Securities and Exchange Commission

November 12, 2015

Response: The Company revised each Table III in Appendix A to the Prospectus in response to the Staff’s comment.

Exhibit Index

23.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence.

Response: The Company intends to file executed versions of the legal and tax opinion as exhibits to the Registration Statement prior to effectiveness of the Registration Statement. Attached hereto please find a draft form of legal opinion as Exhibit A and a draft form of tax opinion as Exhibit B.

*        *        *         *        *

If you have any questions, please feel free to contact the undersigned by telephone at (404) 504-7691 or email at hdl@mmmlaw.com.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky
Heath D. Linsky

Enclosures

cc:	Ana Marie del Rio, Esq.

Lindsey L.G. Magaro, Esq.

Exhibit A

[See attached.]

[LETTERHEAD OF VENABLE LLP]

DRAFT – SUBJECT TO REVIEW AND CHANGE

                                 , 2015

Steadfast Apartment REIT III, Inc.

18100 Von Karman Avenue, Suite 500

Irvine, California 92612

Re:	Registration Statement on Form S-11 (File No. 333- )

Ladies and Gentlemen:

We have served as Maryland counsel to Steadfast Apartment REIT III, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of $1,300,000,000 in shares (the “Shares”) of Common Stock, $0.01 par value per share, of the Company, consisting of Class A Common Stock (“Class A Shares”) and Class T Common Stock (“Class T Shares”), covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”). $1,000,000,000 in Shares (the “Primary Offering Shares”) are issuable in the Company’s primary offering (the “Offering”) pursuant to subscription agreements (the “Subscription Agreements”) and $300,000,000 in Shares (the “Plan Shares”) are issuable pursuant to the Company’s Distribution Reinvestment Plan (the “Plan”), subject to the right of the Company to reallocate Shares between the Offering and the Plan as described in the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (herein collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein (including, without limitation, the form of Subscription Agreement attached thereto as Appendix B and the Plan attached thereto as Appendix C) in the form in which it was transmitted to the Commission under the 1933 Act;

2. The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

Steadfast Apartment REIT III, Inc.

                                 , 2015

4. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5. Resolutions adopted by the Board of Directors of the Company relating to the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6. A certificate executed by an officer of the Company, dated as of the date hereof; and

7. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. The Shares will not be issued or transferred in violation of any restriction or limitation on transfer and ownership of shares of stock of the Company contained in Article VI of the Charter.

6. Upon the issuance of any of the Shares, the total number of Class A Shares issued and outstanding will not exceed the total number of Class A Shares that the

Steadfast Apartment REIT III, Inc.

                                 , 2015

Company is then authorized to issue under the Charter and the total number of Class T Shares issued and outstanding will not exceed the total number of Class T Shares that the Company is then authorized to issue under the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The issuance of the Primary Offering Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Subscription Agreements and the Registration Statement, the Primary Offering Shares will be validly issued, fully paid and nonassessable.

3. The issuance of the Plan Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Plan and the Registration Statement, the Plan Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

Exhibit B

[See attached.]

[Letterhead of Morris, Manning & Martin, LLP]

DRAFT – SUBJECT TO REVIEW AND CHANGE

                                 , 2015

Steadfast Apartment REIT III, Inc.

18100 Von Karman Avenue, Suite 500

Irvine, California 92612

Re:	Tax Opinion for REIT Status and Registration Statement on Form S-11

Ladies and Gentlemen:

We have acted as counsel to Steadfast Apartment REIT III, Inc., a Maryland corporation (the “Company”), in connection with the filing of the registration statement on Form S-11, Registration No. 333-                        , as such registration statement may be amended from time to time (the “Registration Statement”), with the Securities and Exchange Commission (the “Commission”), relating to the proposed offering of up to $1,300,000,000 of shares of common stock, $0.01 par value per share (the “Shares”), of the Company.

The opinions set forth in this letter are based on relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder by the U.S. Department of the Treasury (including proposed and temporary regulations), and interpretations of the foregoing as expressed in court decisions, administrative determinations, and the legislative history, all as of the date hereof. These provisions and interpretations are subject to differing interpretations or change at any time, which may or may not be retroactive in effect, and which could adversely affect our opinions. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the Internal Revenue Service (the “IRS”) or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to an issue, or that a court will not sustain such a position if asserted by the IRS.

In connection with rendering the opinions expressed below, we have examined originals (or copies identified to our satisfaction as true copies of the originals) of the following documents: (1) the Registration Statement; (2) the Company’s Articles of Amendment and Restatement, as filed as an exhibit to the Registration Statement; (3) the Company’s Bylaws, as filed as an exhibit to the Registration Statement; (4) the Agreement of Limited Partnership of Steadfast Apartment REIT III Operating Partnership, L.P. (the “Operating Partnership”); and (5) such other documents as may have been presented to us by the Company from time to time. In addition, we have relied upon the factual representations contained in the Company’s officer’s certificate, dated as of the date thereof, executed by a duly appointed officer of the Company (the “Officer’s Certificate”), setting forth certain representations and covenants relating to the organization and proposed operation of the Company, the Operating Partnership, and their respective subsidiaries (collectively, the Officer’s Certificate and the documents described in the immediately preceding sentence are referred to herein as the “Relevant Documents”).

MORRIS, MANNING & MARTIN, LLP

Steadfast Apartment REIT III, Inc.

                                 , 2015

We have assumed, with your consent, that (i) all of the factual representations, covenants and statements set forth in the Relevant Documents are true, correct and complete, (ii) any representation or statement made in the Officer’s Certificate as being made “to the knowledge of” or “in the belief of” any person or similarly qualified is true, correct and complete without such qualification, (iii) all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms, and (iv) the Company, the Operating Partnership, and their respective subsidiaries (if any) each will be operated in the manner described in the Relevant Documents and all terms and provisions of such agreements and documents will be complied with by all parties thereto. Further, we have assumed and relied on your representations that the information presented in the Relevant Documents accurately and completely describes all material facts relevant to our opinion. We have not undertaken any independent inquiry into, or verification of, these facts for the purpose of rendering this opinion. While we have reviewed all representations made to us to determine their reasonableness, we have no assurance that they are or will ultimately prove to be accurate. No facts have come to our attention, however, that would cause us to question the accuracy or completeness of such facts or the Relevant Documents in a material way. Our opinion is conditioned on the continuing accuracy and completeness of such representations, covenants and statements. Any material change or inaccuracy in the facts referred to, set forth, or assumed herein or in the Relevant Documents may affect our opinions and may render such opinions inapplicable.

We also have assumed the legal capacity of all natural persons, the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

Based upon and subject to the foregoing, we are of the opinion that:

(i) commencing with the Company’s taxable year ending December 31, 2017, or the first year in which the Company commences material operations, the Company will be organized in conformity with the requirements for qualification and taxation as a real estate investment trust (“REIT”) under the Code, and the Company’s proposed method of operations will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code; and

(ii) the discussion in the Registration Statement under the heading “Material U.S. Federal Income Tax Considerations,” to the extent that it constitutes matters of federal income tax law or legal conclusions relating thereto, is a fair and accurate summary of the U.S. federal income tax considerations that are likely to be material to a holder of the Company’s Shares.

We express no opinion on any issue relating to the Company, the Operating Partnership or the discussion in the Registration Statement under the heading “Material U.S. Federal Income Tax Considerations” other than as expressly stated above.

The Company’s qualification and taxation as a REIT will depend upon the Company’s ability to meet on a continuing basis, through actual annual operating and other results, the various

MORRIS, MANNING & MARTIN, LLP

Steadfast Apartment REIT III, Inc.

                                 , 2015

requirements under the Code as described in the Registration Statement with regard to, among other things, the sources of its gross income, the composition of its assets, the level of its distributions to stockholders, and the diversity of its stock ownership. We will not review the Company’s compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the operations of the Company for any given taxable year will satisfy the requirements under the Code for the Company’s qualification and taxation as a REIT.

This opinion letter is rendered to you for your use in connection with the Registration Statement. Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document or filed with any governmental agency by any other person for any other purpose (other than as required by law) without our express written consent.

We consent to the use of our name under the captions “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the Registration Statement and to the use of these opinions for filing as Exhibit 8.1 to the Registration Statement. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder.

Very truly yours,

MORRIS, MANNING & MARTIN, LLP

By:
Charles R. Beaudrot Jr.